UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2006

Commission File Number: 333-116582

Bombardier Recreational Products Inc.

726 St. Joseph
Valcourt, Quebec
Canada J0E 2L0
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                  Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1):

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                 No

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

Exhibit
No.	Description

99.1	Press Release dated June 22, 2006 titled: Bombardier Recreational Products Inc. (BRP) Extends Tender Offer.

SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Valcourt, Quebec, Canada, on June 22, 2006.
BOMBARDIER RECREATIONAL PRODUCTS INC.

/s/ Jennifer Millson
Jennifer Millson
Vice President, General Counsel and Secretary